**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 12, 2023**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Calithera Biosciences, Inc.**

**File No. 005-88349 – CTR#3819**

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Takeda Pharmaceutical Company Limited (the "Filing Person") submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 13D filed on May 26, 2023 relating to its beneficial ownership of shares of Common Stock of Calithera Biosciences, Inc.

Based on representations by the Filing Person that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 8

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance